                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                              ------------------

                                 SCHEDULE 13D

                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                              Bikers Dream, Inc.
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                               (Name of Issuer)


                          Common Stock, no par value
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                        (Title of Class of Securities)


                                   090008202
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                                (CUSIP Number)


                                 Donald Duffy
                        Meyer, Duffy & Associates, Inc.
                               780 Third Avenue
                           New York, New York 10017
                                (212) 656-9377
     ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 25, 2000
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                              (Page 1 of 6 Pages)

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CUSIP No. 090008202                     13D                  Page 2 of 6 Pages
          ----------------
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Donald Duffy
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      SC, AF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          66,193(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             373,000(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          66,193(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          373,000(2)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      439,193
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12
      SHARES [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%(3)
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      TYPE OF REPORTING PERSON
14
      IN
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(1)   Includes 11,193 shares owned by Reporting Person and options held by
      Reporting Person to purchase 55,000 shares, which are currently exercisable.

(2)   Reporting Person disclaims beneficial ownership of these shares.

(3) Based upon 8,925,782 shares of Common Stock outstanding as of June 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000.

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CUSIP No. 090008202                     13D                  Page 3 of 6 Pages
          ----------------
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------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MD Strategic, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          213,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          213,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      213,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12
      SHARES   [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.4%(2)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

(1) Comprised of warrants held by Reporting Person to purchase 213,00 shares, which are currently exercisable.

(2) Based upon 8,925,782 shares of Common Stock outstanding as of June 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000.

          The statement on Schedule 13D of Donald Duffy and MD Strategic, L.P. filed with the Securities and Exchange Commission on June 30, 1999 is hereby amended as follows:

          1.   By amending and restating Item 1 as follows:

          This statement relates to the Common Stock, no par value (hereafter "Common Stock"), of Bikers Dream, Inc., which has its principal executive offices at 3810 Wacker Drive, Mira Loma, California 91752 (hereafter referred to as the "Issuer").

          2.   By amending and restating Items 2(b) and (c) as follows:

          (b) Duffy's business address is, and the Partnership's principal business and office are located at 780 Third Avenue, New York, New York 10017.

          (c) Duffy's principal occupation is acting as an executive officer of Meyer, Duffy & Associates, Inc. ("MDA"), a Delaware corporation, whose principal office is located at 780 Third Avenue, New York, New York 10017, and a Member of Meyer Duffy Asset Management, LLC ("Management"), a Delaware limited liability company whose principal office is located at 270 North Wilton Road, New Canaan, Connecticut 06840. In those capacities, he oversees certain investments, including those in the Issuer, of the Partnership and other limited partnerships of which Management is the general partner. The Partnership was formed in 1994 and its principal business is investing in and holding the securities of various entities.

          3.   By amending and restating Item 3 as follows:

          The 11,193 shares of Common Stock held by Duffy were distributed to him by MDA in December 1996, which shares were previously granted to MDA by the Issuer as payment for consulting services. Options to purchase additional shares of Common Stock were granted to Duffy by the Issuer in connection with his service as a director of the Issuer as follows: (i) options to purchase 10,000 shares at an exercise price of $4.00 per share were granted on December 19, 1995, (ii) options to purchase 40,000 shares at an exercise price of $4.00 per share on September 8, 1996, and (iii) options to purchase 5,000 shares at an exercise price of $3.75 per share on July 31, 1998. All of the options are currently exercisable.

          The Issuer granted the Partnership warrants to acquire 213,000 shares of Common Stock during the period May 1, 1997 to March 30, 1998, all of which have an exercise price per share of $5.00.

          4.   By amending and restating Items 5(a) and (e) as follows:

          (a) Based upon 8,925,782 shares of Common Stock outstanding as of June 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000, as of the date hereof:

                                 (Page 4 of 6)

          (i) For purposes of determining beneficial ownership in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, Duffy beneficially owns an aggregate 439,193 shares of Common Stock, constituting 4.9% of shares outstanding, comprised of (A) 11,193 shares of Common Stock, (B) options to purchase 55,000 shares of Common Stock, all of which are currently exercisable,
(C) warrants to purchase 213,000 shares of Common Stock owned by the Partnership, all of which are currently exercisable, and (D) warrants to purchase 160,000 shares of Common Stock owned by the Investment Entities, all of which are currently exercisable. Duffy disclaims beneficial ownership of the Common Stock referred to in items (C) and (D), above.

          (ii) The Partnership beneficially owns 213,000 shares of Common Stock, constituting 2.4% of shares outstanding, which is comprised of options to purchase 213,000 shares of Common Stock, all of which are currently exercisable.

     (e) Each of Duffy and the Partnerships ceased to be the beneficial owner of more than five percent of Common Stock on January 25, 2000.

     5.   By amending and restating Item 6 as follows:

     Except as described in this Schedule 13D, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Duffy or the Partnership and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loans, or the giving or withholding of proxies.

                                 (Page 5 of 6)
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                                   SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   /s/ DONALD DUFFY
                                   -----------------------------------------
                                   Donald Duffy

                                   MD STRATEGIC L.P.
                                   By: Meyer, Duffy Asset Management, LLC,
                                         General Partner


                                   By:  /s/ DONALD DUFFY
                                   -----------------------------------------
                                   Donald Duffy, Member


Dated: August 15, 2000


                                 (Page 6 of 6)